June 3, 2011

VIA EDGAR
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549-4720
Attn: Jim B. Rosenberg and Sasha S. Parikh

Re:	Dendreon Corporation
Form 10-K for the Year Ended December 31, 2010
Filed March 1, 2011
Form 10-Q for the Quarter Ended March 31, 2011
Filed May 2, 2011
(File No. 0-30681)

Ladies and Gentlemen:

Reference is made to the letter dated May 27, 2011 setting forth the comments of the Staff of the Securities and Exchange Commission (the “Commission”) on the Annual Report on Form 10-K for the Year Ended December 31, 2010 (the “Annual Report”) and the Form 10-Q for the Quarter Ended March 31, 2011 (the “Quarterly Report”) filed by Dendreon Corporation (the “Company”) with the Commission on the dates set forth above.

The Company is currently preparing its response to the Staff’s comments, however, will be unable to provide a complete response within the initial deadline and hereby requests an extension of ten business days.  The Company intends to submit a response on or before June 27, 2011.

* * * * *

Please contact me at (206) 829-1505, Gregory T. Schiffman at (206) 829-1510, or Gregory R. Cox at (206) 219-1090 if you have any further questions regarding this matter. Thank you.

Sincerely,

/s/ Esmé C. Smith

Esmé C. Smith,
Vice President, Deputy General Counsel and Assistant Secretary